Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther Reports Fatal Accident at the Guanajuato Mine Complex in Mexico

Vancouver – May 14, 2020 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or “the Company”) is saddened to report a fatality has occurred at its Guanajuato Mine Complex (GMC) in Mexico. The accident occurred today at approximately 9.30am CDT in the Rayas underground mine at GMC.

The deceased, age 29, was a contract electrician at GMC. The accident involved a single motor vehicle travelling down a decline during care and maintenance activities. Another Great Panther contractor in the same vehicle was injured in the accident and has been transported to a local hospital, where he is in stable condition.

Great Panther personnel immediately followed mine rescue protocols, and authorities arrived at the mine to review the site of the accident. The area has been barricaded from entry and will only be re-opened once a full internal investigation is completed.

Great Panther extends its sincere condolences and is supporting the family in this time of need. The Company places the safety and well-being of its personnel and communities as its highest priority and is working with authorities to conduct a full investigation into the cause of the accident.

"We are extremely saddened by this tragic accident and extend our deepest condolences to the family, friends and colleagues of the deceased", stated Great Panther President and CEO Rob Henderson. "Safety is a core value at Great Panther and we will thoroughly investigate this accident and take remedial action.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email mbrown@greatpanther.com

www.greatpanther.com